Exhibit 2.2

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM AN ALABAMA LIMITED LIABILITY COMPANY TO A

DELAWARE CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.	The limited liability company was first formed in the State of Alabama on February 28, 2012.

2.	The name of the limited liability company immediately prior to filing this Certificate is Virios Therapeutics, LLC.

3.	The name of the Corporation as set forth in the Certificate of Incorporation is Virios Therapeutics, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting limited liability company has executed this Certificate as of the        day of                , 2020.

By:
Name:
Title: